REMOTEMDX, INC.

Code of Business Conduct and Ethics

Introduction

RemoteMDx, Inc. is dedicated to developing the leading products and services in the remote personal health and emergency monitoring industry.  The company is committed to the highest ethical standards and integrity in its business activities.  The company expects this commitment to extend to its employees, officers and directors at all levels.

As customers and the investing public become acquainted with the outstanding products and services offered by RemoteMDx and an investment in the company, it is important that they be able to trust that the operations of the company meet the same high standards as the products and services it offers.

While every RemoteMDx employee is responsible for the consequences of his or her actions, it is executive management, the board of directors and the corporate employees, including officers, who are the primary guardians of the company’s ethics. The management and directors of RemoteMDx have the added responsibility of setting an example by their personal performance and an attitude that conveys the company’s ethical values of honesty and respect.

Business Ethics

It is the policy of the company that each employee of RemoteMDx, regardless of position or location, shall conduct their affairs with uncompromising honesty and integrity. All employees, as well as executive officers and directors, shall adhere to the highest standard of conduct, honesty and integrity, regardless of local custom.  All employees, officers and directors are expected to be honest and ethical in dealing with each other, with customers, regulators, vendors and other third parties.

Employees must respect the rights of fellow employees and third parties. Their actions must be free from illegal discrimination, libel, slander or harassment. Each person must be accorded equal opportunity, regardless of age, race, sex, sexual preference, color, creed, religion, national origin, marital status, veteran's status, handicap or disability.

Misconduct will not be excused because it was directed or requested by another person. Each employee should alert management whenever an illegal, dishonest or unethical act is discovered or suspected. No person will ever be penalized for reporting such discoveries or suspicions.  Reports may be made anonymously through procedures established by the Board of Directors.

RemoteMDx conducts its affairs consistent with the applicable laws and regulations of the jurisdictions where it does business. Business practices, customs and laws differ from country to country. When conflicts arise between the company’s ethical practices, and the practices, customs, and the laws of a country or other jurisdiction, the company will seek to resolve them consistent with its ethical beliefs. If the conflict cannot be resolved consistent with its ethical beliefs, the company will not proceed with the proposed action giving rise to the conflict.

The following statements address various standards as applied to frequently raised ethical concerns. A violation of the standards contained in this Code of Business Conduct and Ethics will result in corrective action, including possible dismissal.

Public Reports

RemoteMDx is a public company.  The company files periodic and other reports with the Securities and Exchange Commission.  Its shares are traded publicly and may in the future be listed on one or more national exchanges or included in the Nasdaq Stock Market.  The reports and other documents filed with the SEC (and, when appropriate, the exchanges) are made publicly available and posted on the company’s corporate website. In addition it is the company’s practice to make public announcements on a current basis of material developments at the company. The company’s policy and practice will be to ensure that all disclosure made in reports and documents and statements that RemoteMDx files with, or submits to, the Securities and Exchange Commission and in other public communications are full, fair, accurate, timely, and understandable.

If an employee, officer or director is responsible for assisting in the preparation or review of any report filed under applicable state or federal securities laws or other regulatory standards, he or she must assure that the information contained in the report, particularly in the section or parts of the reports for which he or she is primarily responsible, are complete and accurate and that they are true in every respect.  Furthermore these reports must not contain any misrepresentation of any fact or omit any fact that might be material to a complete understanding of the company’s results of operations or financial condition or in any other way be misleading to the public.  Employees, officers and directors should report any material misstatement or omission or any suspected fraud in connection with these reports to management or the Board of Directors without fear of reprisal or punishment.

Conflicts of Interest

Employees, as well as executive officers and directors, must avoid any personal activity, investment or association that could appear to interfere with good judgment concerning the best interests of the company. The Audit Committee of the Board of Directors must review and approve all proposed transactions involving the company on the one hand, and any officer or director or significant shareholder on the other.

No employee, officer or director may exploit his or her position or relationship with the company for personal gain. All employees, officers and directors should avoid even the appearance of such a conflict. For example, there is a likely conflict of interest if an officer, director or employee should:

•
Cause the company to engage in business transactions with relatives or friends that would not redound to the benefit of RemoteMDx or that would place the employee, officer, or director or their relatives or friends in a position of conflict with the interests of the company;

•	Use nonpublic company, customer, or vendor information for personal gain by the employee, officer, director or their relatives or friends

•	Have more than a modest financial interest in any vendor, customer or competitor;

•	Receive a loan, or guarantee of obligations, from the company or a third party as a result of his or her position at the company; or

•	Compete, or prepare to compete, with the company while still employed by RemoteMDx or in violation of statutory or contractual duties or restrictions.

These are examples only.  There are other situations in which a conflict of interest may arise.

Gifts, Bribes and Kickbacks

Other than modest gifts given or received in the normal course of business (including travel or entertainment), no employee, officer, or director or their respective relatives may give gifts to, or receive gifts from, the company's customers, clients and vendors. Other gifts may be given or accepted only with prior approval of senior management. In no event should the employee, officer or director put RemoteMDx or himself or herself in a position that would be embarrassing if the gift was made public.

Dealing with government employees is often different than dealing with private persons. Many governmental bodies strictly prohibit the receipt of any gratuities by their employees, including meals and entertainment. Employees, officers and directors must be aware of and strictly follow these prohibitions.

Any employee, officer or director who pays or receives bribes or kickbacks will be immediately terminated and reported, as warranted, to the appropriate authorities. A kickback or bribe includes any item intended to improperly obtain favorable treatment, regardless of the appropriateness of such a practice in local custom or law.

Loans

No officer or director may request or accept a loan or advance from RemoteMDx.  As a general rule, the company will not make loans or advances, including payroll advances, to any employee.

Improper Use or Theft of Company Property

Every employee, officer and director is expected to safeguard company property from loss or theft, and may not take such property for personal use. Company property includes confidential information, software, computers, office equipment, and supplies. Employees, officers and directors must appropriately secure all RemoteMDx property within their control to prevent its unauthorized use. Using company computers or communications systems to access or distribute personal or "non-business related" information, data or graphics in violation of the law, or the employee handbook and related policies is strictly prohibited.

Covering Up Mistakes; Falsifying Records; Document Preservation

Mistakes should never be covered up, but should be immediately fully disclosed and corrected. Falsification of any company, client or third party record is prohibited. The company’s policy for preservation of corporate documents must be adhered to.

Abuse of Company, Customer, Associate or Vendor Information

No employee, officer or director may use or reveal company, customer, or vendor confidential or proprietary information to others. This includes business methods, pricing and marketing data, strategy, product information, computer code, screens, forms, experimental research, and information about the company’s current, former and prospective products, markets, or customers.

Gathering Competitive Information

No employee, officer or director may accept, use or disclose the confidential information of competitors of the company. When obtaining competitive information, employees, officers and directors must not violate competitors' rights. Particular care must be taken when dealing with competitors' clients, ex-clients and ex-employees. Never ask for confidential or proprietary information. Never ask a person to violate a non-compete or non-disclosure agreement.

Sales: Defamation and Misrepresentation

Aggressive selling should not include misstatements, innuendo or rumors about our competition or their products and financial condition. Do not make unsupportable promises concerning the company’s products or services.

Use of Company and Third Party Software

RemoteMDx and third party software may be distributed and disclosed only to persons authorized to use it under applicable license agreements.

RemoteMDx and third party software may not be copied without specific authorization and may only be used to perform assigned responsibilities.

All third-party software must be properly licensed. The license agreements for such third party software may place various restrictions on the disclosure, use and copying of software.

Developing Software

Employees involved in the design, development, testing, modification or maintenance of software must not tarnish or undermine the legitimacy and "cleanliness" of the company’s products by copying or using unauthorized third party software or confidential information. Employees may not possess, use or discuss proprietary computer code, output, documentation or trade secrets of a non-company party, unless authorized by such party. Intentional duplication or emulation of the "look and feel" of others' software is not permissible.

Fair Dealing

No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Fair Competition and Antitrust Laws

The company (including all employees, officers and directors) must comply with all applicable fair competition and antitrust laws. These laws attempt to ensure that businesses compete fairly and honestly and prohibit conduct seeking to reduce or restrain competition.

Political Contributions

No company funds may be given directly to political candidates. Employees, officers and directors may, however, engage in political activity with their own resources on their own time.

Waivers

This Code of Business Conduct and Ethics applies to all employees, officers and directors. There shall be no waiver of any part of the Code, except by the Board of Directors or a designated committee of the Board of Directors, which will ascertain whether a waiver is appropriate and ensure that the waiver is accompanied by appropriate controls designed to protect the company.

In the event that any waiver is granted, the waiver will be posted on the company’s website, thereby allowing the shareholders to evaluate the merits of the particular waiver.  Additional disclosure of such a waiver will be contained, to the extent required by law, in the company’s filings with the Securities and Exchange Commission.

Reporting Ethical Violations

Individual conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow employees and directors. If an individual is powerless to stop suspected misconduct or discover it after it has occurred, it should be report to a supervisor or to the appropriate level of management.

If an individual is still concerned after speaking with a supervisor and local management or if an individual feels uncomfortable speaking with them (for whatever reason), the matter may be reported anonymously by sending a note, with relevant documents, to RemoteMDx, Inc., Attn: Chief Financial Officer, 150 West Civic Center Drive, Suite 400, Sandy, Utah 84120. This report will be dealt with anonymously and confidentially and the person submitting any report will be protected from retaliation.

Conclusion

Any employee who ignores or violates any of RemoteMDx's ethical standards, and any manager who penalizes a subordinate for trying to follow these ethical standards, will be subject to corrective action, including immediate dismissal. However, it is not the threat of discipline that should govern an individual’s actions.  The Board of Directors, in adopting this code, hopes that all employees, officers and directors share the belief that a dedicated commitment to ethical behavior is the best way to protect the business interests of RemoteMDx, Inc. and its stakeholders.